SEPTEMBER 8, 1997
	SUPPLEMENT NO. 2 TO PROSPECTUS FOR
	BOSTON CAPITAL TAX CREDIT FUND IV L.P.
	DATED
	AUGUST 1, 1997

	(SUPPLEMENT EXPANDING THE OFFERING OF
 	BCTC IV SERIES 30)

This Supplement is part of, and should be read in conjunction with, the Prospectus of the Fund. Capitalized terms used herein but not defined have the meanings ascribed to them in the Prospectus. This Supplement No. 2 should be read in conjunction with Supplement No. 1.


Expansion of BCTC IV Series 30

	The General Partner is authorized to increase the offering amount of any series of BACs up to the total amount of authorized but unissued BACs at any time prior to the final issuance of BACs with respect to such series. (See
"The Offering -- Issuance of BACs in Series".) Based on the current assessment by the General Partner and the Dealer-Manager of the marketing results as to the sale of BACs in Series 30 and of the Fund's ability to identify and acquire, on behalf of Series 30, Interests in Operating Partnerships which will meet its investment criteria (see "Investment
Objectives and Acquisition Policies"), the offering of BACs in Series 30 hereby is increased from 2,500,000 BACs ($25,000,000) to 2,650,000 BACs ($26,500,000). No additional Operating Partnerships or Apartment Complexes have been identified, and thus not all the proceeds anticipated from the sale of the additional BACs have been identified for investment, but any such additional investments will meet the criteria set forth in the Prospectus under "Investment Objectives and Acquisition Policies" and "Investment in Operating Partnerships". To the extent additional Operating Partnership Interests are acquired, the Fund's ability to diversity the Series 30 portfolio (by expanding the number of Operating Partnerships invested in by the Fund) will be increased (See "Risk Factors -- Risk of Limited Diversification".) See "Risk Factors -- Risk of Unspecified Investments" regarding the Fund's ability to acquire Operating Partnership Interests.